                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1) *



                        Mine Safety Appliances Company
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                                (Name of Issuer)


                          Common Stock, no par value
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                         (Title of Class of Securities)


                                   602720 10 4
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                                 (CUSIP Number)


                          Estate of John T. Ryan, Jr.
                       c/o John T. Ryan III, Co-executor
                         Mine Safety Appliances Company
                                  P.O. Box 426
                         Pittsburgh, Pennsylvania 15230
                                   (412) 967-3000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   March 19, 1996
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].


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*  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.     602720 10 4
           -------------------------------------------------------------------

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    1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
       Persons

       Estate of John T. Ryan, Jr.
       -----------------------------------------------------------------------

       I.R.S. Identification No.:  25-6498851
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      2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      --  --------------------------------------------------------------------
           (a)
              ----------------------------------------------------------------
           (b)        X
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      3)  SEC Use Only
                       -------------------------------------------------------

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      4)  Source of Funds (See Instructions)     OO
                                            ----------------------------------

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      5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                             -------------------------------------------------

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      6)  Citizenship or Place of Organization     N/A
                                               -------------------------------
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                      (7)  Sole Voting Power         72,005
                                              --------------------------------
      Number of
     Shares Bene-     (8)  Shared Voting Power            0
     ficially                                 --------------------------------
     Owned by
     Each Report-     (9)  Sole Dispositive Power    72,005
     ing Person                                   ----------------------------
     With            (10)  Shared Dispositive Power       0
                                                   ---------------------------

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    11)  Aggregate Amount Beneficially Owned by Each Reporting Person   72,005
                                                                        ------
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    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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    13)  Percent of Class Represented by Amount in Row (11)    1.4%
                                                               ----
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    14)  Type of Reporting Person (See Instructions)    OO
                                                      ------
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                               Page 2 of 4 Pages

Item 1.  Security and Issuer.

         Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.


Item 2.  Identity and Background.

         (a) Name of Person Filing: The Estate of John T. Ryan, Jr. (the "Estate").

         (b)  Residence or Business Address:   c/o John T. Ryan III, Co-executor
                                               Mine Safety Appliances Company
                                               P.O. Box 426
                                               Pittsburgh, Pennsylvania 15230

Item 5.  Interest in Securities of the Issuer.

         The information contained in Items (7) through (13) of the cover page is incorporated herein by reference. The Estate became the beneficial owner of less than 5% of the outstanding shares of the Company's Common Stock as the result of the distribution from the Estate of 225,000 shares of Common Stock on March 19, 1996. The only transactions in Common Stock effected by the Estate during the 60 days prior to that date were distributions from the Estate aggregating 208,700 shares of Common Stock on January 26, 1996 and a private sale of 7,500 shares of Common Stock at a price of $47.50 per share on February 23, 1996. No person received distributions from the Estate amounting to more than 5% of the outstanding shares of Common Stock.



                               Page 3 of 4 Pages
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         ESTATE OF JOHN T. RYAN, JR.



                                         By        /s/ John T. Ryan III
                                            ---------------------------------
                                               John T. Ryan III, Co-executor


Date:  October 31, 1996


                               Page 4 of 4 Pages